1660 Lincoln Street Suite 1900 Denver, CO 80264 303-830-1776 Facsimile 303-894-9239 www.pattonboggs.com

August 11, 2006	Alan L. Talesnick
303-894-6378
atalesnick@pattonboggs.com
VIA EDGAR AND OVERNIGHT COURIER
Mr. David Lyon
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	All American Pet Company, Inc. Form SB-2, filed June 23, 2006 File Number 333-135283
Dear Mr. Lyon:
             On behalf of All American Pet Company, Inc. (the “Company”), this letter provides the Company’s response to the Staff’s comments in its letter dated July 20, 2006 concerning the Company’s Registration Statement on Form SB-2 (the “Prospectus”) filed with the Commission on June 23, 2006 with information provided to us by the Company. The responses below are numbered to correspond with the comments in the Staff’s letter. All information in these responses was provided to us by the Company.
1.	Please review your prospects and attempt to cull legalisms. Some examples of legalisms included in your prospectus include: herein, pursuant to, hereunder, pursuant thereto, promulgated thereunder and thereby.

Response to Comment 1:

The Company has revised the relevant text of the Prospectus to cull legalisms.

2.	Revise your prospectus to eliminate so many defined terms. A few examples of defined terms used include BSE, FMD, HPAI, Loan Agreement, USDA, FDA, GRAS and
WASHINGTON DC | NORTHERN VIRGINIA | NEW JERSEY | NEW YORK | DALLAS | DENVER | ANCHORAGE | DOHA, QATAR

August 11, 2006

AAFCO. Common terms like FDA do not need to be defined. Other highly specific defined terms which the reader can not be expected to know, should be rewritten so that reader does not have to go back to discover what they mean each time he or she comes across that term.

Response to Comment 2:

The Company has revised the Prospectus to eliminate so many defined terms.

3.	The shares being offered need to be priced until a market develops. Please revise the prospectus cover and other appropriate portions of the filing to so reflect.

Response to Comment 3:

The Company has revised the Prospectus to respond to this comment.

4.	Please disclose any plans or lack of plans to have the shares listed on an exchange. Please also provide appropriate corresponding disclosure on page 7 and in the body of the prospectus.

Response to Comment 4:
        The Company has revised the Prospectus to indicate that while its common stock is not currently quoted on the OTC Bulletin Board or listed on any exchange, the Company plans to list the shares on the OTC Bulletin Board sometime in the future.
5.	Please summarize the most important aspects of your business. This would include that your company is a development stage company with limited operations. Indicate when you began developing your product and when you began selling it.

Response to Comment 5:
        The Company has revised the Prospectus to summarize the most important aspects of its business.
6.	Please summarize your sales and describe them more fully in the body of the text, both by sales per quarter by pounds of product sold, or some other unit, as well as dollar amount sold. Differentiate this from product given away or dispersed in ways other than normal sales.

August 11, 2006

Response to Comment 6:
        The Company has revised the Prospectus to summarize its sales and describe these sales more fully in the body of the text.
7.	Please quantify your net loss to date and disclose that your accountants have given your company a going concern opinion.

Response to Comment 7:
        The Company has revised the Prospectus to quantify its net loss to date and disclose that its accountants have given the Company a going concern opinion.
8.	Please provide a summary description of your product with more detail in the body of the text. For example, you say that this is a “super premium” product, please explain this concept, including how your food differs from foods that are not super premium. Also, disclose any nutritional or other claims that you make for your product or indicate that there are none.

Response to Comment 8:
        The Company has revised the Prospectus to provide a summary description of its product with additional detail in the body of the text, and has provided an explanation of the “super premium” concept.
9.	You say that your product is the first line of dog food “breakfast cereal.” Please disclose to what extent your product has any application which lends itself to this function or whether this is a marketing position.

Response to Comment 9:
        The Company has revised the Prospectus to disclose how its products have a “breakfast cereal” function.
10.	Please disclose that you only have two officers who are also your only directors. Also indicate that these persons have no prior experience in the pet food business. You may also want to characterize their start-up and retail experience.

August 11, 2006

Response to Comment 10:
        The Company has revised the Prospectus to disclose that it only has two officers, both of whom also serve as the Company’s directors. The Company also provided additional disclosure indicating that its officers have no prior experience in the pet food business, and disclosing the officers’ start-up and retail experience.
11.	It is unclear to us why you have included the first three sentences here in the summary. Please consider revising this section to place the rather legal and technical information further back in the document.

Response to Comment 11:

The applicable language referenced above has been revised.

12.	Several of your risk factors indicate that you cannot guarantee or assure a specific result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to remove this language.

Response to Comment 12:

The applicable risk factor language referenced above has been revised.

13.	The second paragraph seems to relate to a risk from existing competitors. Please consider providing this under separate heading.

Response to Comment 13:

The applicable language referenced above has been revised.

14.	Please clarify how the second and third paragraphs relate to a funding risk.

Response to Comment 14:

The applicable language referenced above has been revised.

15.	At the first reference to Nortia Capital Partners please indicate whether Nortia is affiliated with your company, other than the work they have done for you and their stock ownership. Please also note in the body of the text whether Nortia is an affiliate of the company, with appropriate detail, to the extent warranted. If you believe Nortia is not an affiliate, please advise us how you reach this conclusion.

August 11, 2006

Response to Comment 15:
        The Company has revised the Prospectus to indicate that Nortia Capital Partners is not affiliated with the Company, other than the work they have performed for the Company. The Company concluded that Nortia Capital Partners is not an affiliate of the Company because Nortia Capital Partners is not an entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company.
16.	Please avoid generic risk factors so that your reader can focus on the most important risks that you face. This risk is true for almost any company. Either revise this risk factor to explain how it is a particular risk for your company or consider deleting it. Note also for the next risk factor and the third on page 8.

Response to Comment 16:
        The Company has revised the Prospectus to avoid generic risk factors, and to focus on the most important risks that the Company faces.
17.	Your legal opinion and other disclosure indicate that not all of these shares are outstanding. Please reconcile this disclosure with the current situation.

Response to Comment 17:
        The applicable language referenced above has been revised.
18.	Where appropriate, please disclose the amount of time you believe will take to achieve profitable operations. Alternately, disclose the sales level and any other conditions that you believe will be required.

Response to Comment 18:
        The Company has revised the Prospectus to disclose the amount of time it believes it will take to achieve profitable operations.
19.	Please confirm in the filing that the work of Euromonitor, described in the second full paragraph on page 11, relates to U.S. sales.

August 11, 2006

Response to Comment 19:
        The Company has revised the Prospectus to confirm that the work of Euromonitor relates to U.S. sales.
20.	Reference is made to the last paragraph. We suggest that you note current dollar sales of the dry dog food market or disclose what per cent the premium dry dog food segment is of total dry dog food sales.

Response to Comment 20:
        The Company has revised the Prospectus to identify the current dollar sales of the dry dog food market.
21.	We note in Footnote 1 to the financial statements your dependency upon a small number of customers. Please advise why there is no discussion of this fact in your prospectus and why these customers have not been identified.

Response to Comment 21:
        The Company is not dependent upon a small number of customers. To the contrary, no one customer makes up more than ten percent of the Company’s sales, and the Company’s success is not dependent on any one particular customer.
22.	Please advise why your contracts with your manufacturers have not been filed as exhibits. In this connection, please describe in more detail the financial arrangements for the manufacturing process. For example, disclose whether it is you or the manufacturer who purchases the raw material. For example, disclose the duration of the manufacturing arrangements and who is at risk if the price of the raw material increases during the contract period.

Response to Comment 22:
        The Company did not file any contracts with its manufacturers as exhibits because the Company does not maintain any contract with any manufacturer. The Company revised the Prospectus to provide additional detail regarding the arrangements it has with its manufacturers, and to provide information regarding how the parties allocate the costs associated with any increase in the cost of raw materials.
23.	The taste test research seems to be key to your success. If so, please identify the firm that did this work and describe their testing in more detail.

August 11, 2006

Response to Comment 23:
        The Company has revised the Prospectus to provide additional information regarding its taste test research, to identify the firms that performed this work and to describe their testing in more detail.
24.	Identify the natural persons selling shares. Note, for example, for Nortia Capital, Metro Refinishing, and West Park Capital.

Response to Comment 24:
        The Company has revised the Prospectus to identify any natural persons selling shares on behalf of Nortia Capital, MetroRefinishing and West Park Capital.
25.	We note footnote (A). Please identify any selling parties who are affiliates of a broker dealer.

Response to Comment 25:
        The Company has revised the Prospectus to identify any selling parties who are affiliates of a broker dealer.
26.	Please disclose any selling parties who are brokers or advise us that there are none. Also, for any brokers, disclose that they will be an underwriter with respect to this offering.

Response to Comment 26:
        The Company discloses the selling parties who are brokers in Footnotes 9, 10 and 11 of the selling stockholder table. The Company has revised the Prospectus to classify any broker as an underwriter with respect to the offering.
27.	For Ms. Bershan, please clarify her employment history between 2001 and 2003.

Response to Comment 27:
        The Company has revised the Prospectus to clarify Ms. Bershan’s employment history between 2001 and 2003.
28.	In the second sentence, please disclose when you first started shipping your products in 2005.

August 11, 2006

Response to Comment 28:
        The Company has revised the Prospectus to disclose when it first began shipping its products in 2005.
29.	In the penultimate sentence of the last paragraph, disclose the number of shares into which the promissory notes were converted.

Response to Comment 29:
        The Company has revised the Prospectus to disclose that the promissory notes were converted into 316,667 shares of common stock.
30.	Please tell us and revise your filing to disclose what the advances to vendor of $80,161 represents, your basis for capitalizing the balance and how you intend to recognize the amount as an expense.

Response to Comment 30:
        The Company has revised the Prospectus to disclose that the advances to a vendor of $80,161 represents deposits that the Company made to its food manufacturer, CJ Foods. This deposit was made to secure the manufacture of the Company’s products during April 2006, and these products were delivered to the Company in April and May 2006. To clarify these deposits, the Company modified this line item on the balance sheet to “Advances to food manufacturer.”
31.	We note you incurred expenses of $26,353 related to cost of goods sold for the year ended December 31, 2004, however, you did not recognize any sales during that period. Please tell us and revise your filing to describe and quantify the major types of expenses included within cost of goods sold for each period presented. In addition, tell us your basis for presenting those expenses as cost of goods sold rather than operating expenses.

Response to Comment 31:
        The Company recognized expenses of $26,353 related to cost of goods sold during the year ended December 31, 2004, without any corresponding revenue, resulting from expenditures necessary to produce (i) trial dog food formulations for its various product lines; and (ii) trial dog food packaging for its various product lines. Due to the nature of these costs, the Company believes that it has appropriately classified such expenses as cost of goods sold.

August 11, 2006

32.	We note your disclosure on page 11 that you distribute trial size boxes free of charge at local pet-related businesses and events as part of your marketing strategy. Please tell us and revise your filing to disclose.
•	the cost of consideration of the free trial size boxes distributed during the periods presented; and

•	how you characterize and classify the cost of consideration, including your basis for such characterization/classification.
Response to Comment 32:
        As part of its ongoing sales and marketing initiatives, the Company provides free trial boxes of its dog food to various individuals and businesses in an effort to build brand awareness. During the three months ended March 31, 2006 and 2005, and the year ended December 31, 2005, the Company distributed free of charge approximately $5,000, $2,000, and $14,000 worth of trial boxes of its dog food, respectively. Although these costs had previously been classified in cost of goods sold, the Company has reclassified these costs into sales and marketing for the respective periods.
33.	We note you were unable to make regular lease payments for part of 2006 and much of 2005 and were in default of the lease on your corporate offices. We also note your disclosure in Note 10 that you were in default of your Note Payable as of September 30, 2005. Please tell us and revise your filing to disclose the consequences of each default (including any penalties incurred), and whether you received a waiver from the applicable counterparty for the default. In addition, disclose whether the lease/note agreements contain cross-default provisions and if applicable, describe the effect those provisions have on the default status of your other outstanding lease/note agreements.

Response to Comment 32:
        Although the Company was unable to make regular lease payments for its corporate offices for part of 2006 and much of 2005, this default did not result in the assessment of any penalties on the Company, and the Company received a waiver from the leasor. In addition, although the Company was in default of its Note Payable as of September 30, 2005, this default did not result in the assessment of any penalties on the Company, and the Company received a waiver from the noteholder. The lease/note agreements did not contain any cross-default provisions. The Company has revised the language in the Prospectus to disclose this information.

August 11, 2006

34.	We note, effective January 11, 2006, you no longer qualified as a Subchapter S Corporation. We also note you did not record an income tax benefit for the period January 11, 2006 through March 31, 2006. Please tell us, and revise your filing to disclose the resulting impact of the change from Subchapter S Corporation status on your accounting for income taxes. Revise your filing if applicable, to quantify the income tax benefit for the period January 11, 2006 to March 31, 2006. In addition, disclose any temporary differences resulting in a deferred tax asset or liability as of March 31, 2006. Refer to paragraphs 28 and 43-49 of SFAS 109.

Response to Comment 34:
        The Company has revised the Prospectus to add additional disclosures regarding the affect of becoming a C corporation effective January 11, 2006.
35.	We note you considered the 500,000 warrants issued to Nortia to have no present value. Please tell us how you determined the present value of these warrants.

Response to Comment 35:

We have reviewed the warrant agreements set forth in the list below:

NoteHolder	Warrants Outstanding
a. Nortia Capital Partners	500,000
b. WestPark Capital, Inc.	93,600
c. Advice Portfolio Management GMBH	248,880
d. Various Note Holders	79,167
        Relative to warrants “a,” “b” and “c” above, we reviewed SFAS No. 133, paragraphs 11(a) and 12, and concluded that these warrants were not freestanding derivatives. We then reviewed EITF 00-19, paragraph 4, and determined that each of these warrants met the expectations outlined in that paragraph. After reaching such conclusion, we reviewed paragraphs 12-32 of EITF 00-19 and found no reason to alter such conclusion. As such, these warrants, except for the “a” warrants above, were not subject to valuation as they all relate to the sale of common stock and any value ascribed to them would be netted against the proceeds received in the sale of common stock in additional paid in capital, thus having no affect on equity. As the “a” warrants were issued in 2005, while the associated fundraising closed during 2006, their ascribed value of $51,000 has been included as deferred offering costs as of December 31, 2005, which was netted against the offering proceeds received in 2006. As to the warrants classified

August 11, 2006

as “d” above, we performed a similar review of the literature and did not conclude that these were derivatives or required liability accounting under EITF 00-19. As such, these warrants were valued at $9,089, resulting in additional interest expense being applied against such notes payable.
36.	Please provide us with a detailed explanation of your accounting for the warrants issued in conjunction with the Nortia transaction and your private placements of common stock during the periods ending December 31, 2005, March 31, 2006 and subsequent. Explain how you applied paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe the warrants are not freestanding derivatives under paragraph 11a of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

Response to Comment 36:
See response to this Comment 35 above.

37.	Regarding the private placement concluded May 2006, please advise us how you complied with the $1 million dollar limitation set out in Item 504(b)(2) of Regulation D.

Response to Comment 37:
        The Company unintentionally indicated that the private placement concluded May 2006 was made pursuant to Item 504. The Company has revised the Prospectus to clarify that in fact this private placement was made pursuant to Item 506 of Regulation D, rather than Item 504.
38.	We note that you seem to have a current Regulation D offering ongoing. Please describe this in the filing.

Response to Comment 38:

The Company does not currently have a Regulation D offering ongoing.
39.	As required by the signature instructions, identify the person serving in the capacity of principal financial officer.

August 11, 2006

Response to Comment 39:
        The Company has revised the Prospectus to identify Barry Schwartz as the person serving in the capacity as principal financial officer.
40.	Please revise to identify the factual matters referenced in the last sentence of the second paragraph. Please differentiate this information from that referenced in the second sentence of the same paragraph.

Response to Comment 40:
        The Company has revised this exhibit to address this comment.
41.	If retained, describe the referenced “advise,” indicate the specific parties who provided this information and disclose how these parties are qualified to provide this advise. Also, consider the need for a consent from these parties

Response to Comment 41:
        The Company has revised this exhibit to address this comment.
        If you have any further questions, do not hesitate to contact me at (303) 830-1776 or Barry Schwartz at (818) 981-2275.

Very truly yours,
PATTON BOGGS LLP

		By:	/s/ Alan L. Talesnick
Alan L. Talesnick

cc:	All American Pet Company, Inc.
c/o Barry Schwartz, President